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                            December 21, 2020

       Christopher Uchida
       Chief Financial Officer and Corporate Secretary
       Palomar Holdings, Inc.
       7979 Ivanhoe Avenue, Suite 500
       La Jolla, California 92037

                                                        Re: Palomar Holdings,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 28,
2020
                                                            Form 10-Q For the
Period Ended September 30, 2020
                                                            Filed November 13,
2020
                                                            File No. 001-38873

       Dear Mr. Uchida:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Notes to Consolidated Financial Statements
       Note 8: Reserve for Losses and Loss Adjustment Expenses, page 101

   1. On page 102 you disclose that loss and loss adjustment expense reserve redundancies of
                                                        $0.2 million in 2019
were related primarily to Texas homeowners' coverage; however, it is apparent that your
loss development tables on pages 103 depict $1.1 million of
                                                        favorable development
for your Homeowners' line and $0.9 million unfavorable
                                                        development for your
Special Property lines. Please provide us proposed revised
                                                        disclosure to be
included in your upcoming 2020 Form 10-K that not only highlights this offsetting development
but explains the underlying causes of each.
 Christopher Uchida
FirstName LastNameChristopher  Uchida
Palomar Holdings, Inc.
Comapany21,
December   NamePalomar
              2020       Holdings, Inc.
December
Page 2    21, 2020 Page 2
FirstName LastName
Form 10-Q For the Period Ended September 30, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operation
Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income Excluding Catastrophe Losses, page 40

2. Please represent to us that you will not present your non-GAAP performance measure, adjusted net income excluding catastrophe losses, in your future annual or quarterly reports, earnings releases and/or any other material provided on your website or otherwise. In this regard, we note that you are in the business of writing insurance policies that specifically cover the catastrophe losses you remove in this non-GAAP performance measure and that these claims are normal, recurring cash operating expenses. See question
         100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial
         Measures, updated April 4, 2020. Note that you are not precluded from disclosing the impact of catastrophe losses in, for example, the form of expense and/or combined ratios that exclude catastrophe losses when accompanied by the appropriate expense or combined ratio for catastrophe losses and in the aggregate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if
you have any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance